Exhibit 12.1

AG Mortgage Investment Trust, Inc.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Net Income/(Loss)	$63,682,771	$13,818,537	$109,395,568	$(31,578,636)	$134,935,917

Fixed Charges (1)	40,259,274	45,065,367	51,464,389	59,408,921	28,797,622
Preferred stock dividends	13,469,416	13,469,416	13,469,416	13,469,416	4,137,010
Total fixed charges and preferred stock dividends	53,728,690	58,534,783	64,933,805	72,878,337	32,934,632

Earnings available to cover fixed charges and preferred stock dividends	$117,411,461	$72,353,320	$174,329,373	$41,299,701	$167,870,549

Ratio of earnings to combined fixed charges and preferred stock dividends	2.2	1.2	2.7	0.6	5.1

(1) Fixed charges consist of interest expense on all indebtedness reported for GAAP, plus $2.6 million, $5.9 million, and $3.8 million relating to the underlying interest charge on repurchase agreements accounted for as a component of linked transactions for the years ended December 31, 2014, December 31, 2013, and December 31, 2012, respectively. Due to ASU 2014-11 being effective as of January 1, 2015, the Company is required to separately account for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, and as a result, no interest expense relating to the underlying interest charges on repurchase agreements accounted for as a component of linked transactions was recognized for the years ended December 31, 2016 or December 31, 2015. Additionally, fixed charges consist of $6.0 million, $13.2 million, $22.3 million, $27.9 million and $10.0 million relating to the net periodic interest settlements of interest rate swaps for the years ended December 31, 2016, December 31, 2015, December 31, 2014, December 31, 2013, and December 31, 2012, respectively. Fixed charges also consist of $0.5 and $0.6 million of interest expense relating to investments held through affiliated entities, exclusive of our investment in AG Arc, at December 31, 2016 and December 31, 2015, respectively. We had an immaterial amount of interest expense relating to investments held through affiliated entities at December 31, 2014. We had no such interest expense for any of the years ended December 31, 2013, or December 31, 2012.